
March 4, 2025
Vancouver, British Columbia

Wheaton Precious Metals Announces Winner of its Inaugural Future of Mining Challenge

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the winner of its inaugural Future of Mining Challenge. ReThink Milling Inc. has been awarded US $1 million for its Conjugate Anvil Hammer Mill (CAHM) and MonoRoll technologies, which have the potential to revolutionize the milling process. This innovative grinding technology demonstrates immense potential to deliver greater efficiency with significantly lower energy use, leading to reduced greenhouse gas emissions and operating costs.

Wheaton launched the Future of Mining Challenge in September 2024 and invited companies from around the world to propose industry solutions aimed at improving operational efficiencies and minimizing environmental impacts. This year's challenge focused on finding innovative, scalable technologies that have the potential to reduce greenhouse gas emissions across mining operations. The Future of Mining Challenge is supported by Foresight Canada, Canada's largest cleantech innovation and adoption accelerator.

"Constant innovation is essential to responsibly meet the growing global demand for minerals and metals, and it is the driving force behind our Future of Mining Challenge," said Randy Smallwood, President and CEO of Wheaton Precious Metals. "ReThink Milling's winning technology is something we believe displays this innovation, and we are pleased to support the company through the Future of Mining Challenge award as they advance into commercialization. Integration of new technology across global mining operations requires industry support, and ReThink Milling has demonstrated they are well on their way to moving this forward with the support of nine leading mining companies and other industry partners. We hope the Future of Mining Challenge award funds give the company a boost to propel this technology further forward."

Steve Wilson, CTO of ReThink Milling said, "We are thrilled to see our technology and prototype machines recognized for their potential economic and environmental benefits within the mining industry. Collaborating directly with mining companies—those who will ultimately become our future clients—has been a game changer in refining and advancing our technology. We are deeply grateful to our industry collaborators for their support and insights, and we're honoured to have our CAHM Platform Technology acknowledged by Wheaton as a groundbreaking innovation for the sector. We are excited for the next phase–to scale our CAHM Platform Technology bringing it closer to a mine site, paving the way for future commercialization and ongoing engagement with existing and new collaborators."

Jeanette Jackson, CEO of Foresight Canada, emphasized the impact of the Wheaton Precious Metals Future of Mining Challenge, stating, "This challenge showcases the potential power of cleantech to transform the mining industry. By bringing innovators and industry leaders together, we're driving solutions that could enhance productivity and support a resilient economy."

To learn more information about Wheaton's Future of Mining Challenge and the 2024/2025 winner, ReThink Milling, visit www.futureofmining.ca. Applications for the 2025-2026 Future of Mining Challenge will open later this year. The theme of the next challenge will be announced in the coming months.

About Wheaton Precious Metals Corp.
Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to

capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

About Foresight Canada

Foresight Canada helps the world do more with less, sustainably. As Canada's largest cleantech innovation and adoption accelerator, they connect public and private sectors to the world's best clean technologies, de-risking and simplifying the adoption of innovative solutions that improve productivity, profitability, and economic competitiveness, all while addressing today's most urgent climate challenges. Foresight is well-positioned to lead the green economic transition, having supported 1431+ ventures to generate $549M in revenues and $2.24B in capital support, run 65+ industry challenges, and create 9,090+ high-paying jobs. Find out how they're redefining the adoption and acceleration of cleantech at foresightcac.com, and join the conversation on LinkedIn.

For further information:
Media Contact
Emily Hamer
Director, Communications
Tel: 778-999-3176
Email: emily.hamer@wheatonpm.com

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel:1-844-288-9878
Email: info@wheatonpm.com

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to sustainability commitments and targets by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to the ability to achieve sustainability commitments and targets at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2023 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2023, both available on SEDAR+ and in Wheaton's Form 6-K filed March 14, 2024, all available on EDGAR. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that sustainability commitments and targets at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2017 and international audits.